UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-36907

Hailiang Education Group Inc.

1508 Binsheng RD,

Binjiang District, Hangzhou City,

Zhejiang, China 310052

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNOUNCEMENT ON THE APPOINTMENT OF

BOARD SECRETARY

Mr. Bo Lv tendered his resignation as the Board Secretary of the Company due to personal reasons. The Board has appointed Mr. Litao Qiu as the Board Secretary.

The board of directors (the “Board”) of Hailiang Education Group Inc. (the “Company”) received the resignation of Mr. Lv Bo on August 17, 2017. Mr. Lv tendered his resignation as the Board Secretary of the Company due to personal reasons. Mr. Lv’s resignation takes effect from the date on which the Board received his resignation.

The Board would like to take this opportunity to express its gratitude to Mr. Lv’s contribution towards the Company during his term of service.

The Board has appointed Mr. Litao Qiu as the Board Secretary, effective August 17, 2017.

Mr. Litao Qiu has a bachelor’s degree in applied computer science and graduate diploma in computer education from Edith Cowan University, a master’s degree in system management from Sunderland university, and an EMBA degree from Fudan University. Mr. Qiu has served as Vice chairman and director of the board of Zhejiang Hailiang Financial Leasing Co. Ltd. since June 2016; as Assistant to CEO of Hong Kong Leonit Ltd. since March 2016; as Director of the board of Hailiang Australian Agriculture Development Pty Ltd. since December 2014; as Director of the board of Hailiang Australian Agriculture Land Trust since December 2014; as Director of the board of Hailiang Australian Land Investment Company Pty Ltd. since December 2014; and as Associate vice president, and chief information officer of Hailiang Group Co. Ltd. since July 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

Date: August 17, 2017	By:	/s/ Ming Wang
	Name:	Ming Wang
	Title:	Chief Executive Officer